Third Quarter Interim Statement
JANUARY – SEPTEMBER
2021

2	Group Interim Report

Contents
MorphoSys Group:
Third Quarter Interim Statement
January – September 2021

3    Summary

5    Group Interim Statement
5    Operating Business Performance
11    Human Resources
11    Financial Analysis
17    Subsequent Events
18    Financial Guidance

19    Group Interim Statement
19    Consolidated Statement of Profit or Loss (IFRS) – (unaudited)
20    Consolidated Balance Sheet (IFRS) – (unaudited)
22    Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)
24    Consolidated Statement of Cash Flows (IFRS) – (unaudited)

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Summary of the
Third Quarter of 2021
Operating Highlights for the Third Quarter of 2021
•On July 15, 2021, MorphoSys AG (“MorphoSys”) announced the successful completion of the cash tender offer to acquire all outstanding shares of Constellation Pharmaceuticals, Inc. for US$ 34.00 per share, thereby successfully completing the acquisition of Constellation Pharmaceuticals to strengthen the Company’s position in hematology-oncology.
•On August 24, 2021, MorphoSys and Incyte Corp. (“Incyte”) announced that Health Canada had granted conditional marketing authorization for Minjuvi® (tafasitamab) in combination with lenalidomide for the treatment of adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant.
•On August 26, 2021, MorphoSys and Incyte announced European Commission conditional approval of Minjuvi® (tafasitamab) in combination with lenalidomide for the treatment of adults with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant.
Financial Results for the First Nine Months of 2021
•Group revenues in the first nine months of 2021 amounted to € 126.7 million (9M 2020: € 291.7 million) and operating expenses equaled € 287.3 million (9M 2020: € 198.8 million).
•Cash and investments as of September 30, 2021, amounted to € 1,130.9 million (December 31, 2020: € 1,244.0 million).
•MorphoSys confirmed its financial guidance for the 2021 financial year. Group revenues are anticipated to be in the range from € 155 million to € 180 million. Group operating expenses, which are comprised of research and development, selling as well as general and administrative expenses, are expected to be in the range from € 435 million to € 465 million, which include operating expenses for Constellation Pharmaceuticals starting July 15, 2021. The range of Group operating expenses also includes one-time transaction-related costs of € 36 million connected to the agreements with Constellation Pharmaceuticals and Royalty Pharma. Research and Development expenses are expected to comprise between 52% to 57% of Group operating expenses, excluding the one-time transaction costs.
Significant Events After the End of the Third Quarter of 2021
•On October 20, 2021, MorphoSys announced that the first patient has been dosed in the Phase 2 IGNAZ clinical trial evaluating felzartamab for patients with Immunoglobulin A Nephropathy (IgAN). IgAN, also known as Berger’s disease, is a chronic and debilitating autoimmune disease affecting the kidneys and the most common glomerular disease worldwide.
•On November 4, 2021, MorphoSys announced the presentation of interim results from M-PLACE, the ongoing Phase 1b/2a, proof of concept study with felzartamab at the 2021 Annual Meeting of the American Society of Nephrology (ASN).
•On November 4, 2021, MorphoSys announced that new data on tafasitamab and pelabresib will be presented during the American Society of Hematology (ASH) Annual Meeting from December 11-14, 2021. Ten abstracts were accepted, including two oral presentations on the MANIFEST and RE-MIND2 clinical studies.

•

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MorphoSys Product Pipeline as of September 30, 2021

Program Indication	PHASE 1	PHASE 2	PHASE 3	LAUNCHED
Tafasitamab (MOR208)[1]				
L-MIND / • relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL)	●	●	○[2]	● — MONJUVI® tafasitamab-cxix
B-MIND / • r/r DLBCL	●	●	●	○
firstMIND / • first-line DLBCL	●	○	○	○
frontMIND / • first-line DLBCL	●	●	●	○
inMIND / • r/r follicular lymphoma / marginal zone lymphoma	●	●	●	○
Pelabresib				
MANIFEST-2 / • Myelofibrosis	●	●	●	○
Felzartamab (MOR202)				
M-PLACE / • Anti-PLA 2R-positive membranous nephropathy	●	○	○	○
New-PLACE / • Anti-PLA 2R-positive membranous nephropathy	●	●	○	○
CPI-0209				
• Advanced solid tumors / hematologic malignancies	●	●	○	○

Most advanced development stage

[1] Global Collaboration and License Agreement with Incyte Corporation; co-commercialization in the U.S.; Incyte has exclusive commercialization rights outside the U.S.

[2] Not conducted, as not necessary

Our Clinical Pipeline
Clinical Programs Developed by Partners (Selection)

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Group Interim Statement:
January 1 – September 30, 2021
Operating Business Performance
Integration of Constellation Pharmaceuticals
On July 15, 2021, MorphoSys’ acquisition of Constellation Pharmaceuticals, Inc, (Cambridge, Massachusetts, USA) (“Constellation”) became effective. Constellation is a clinical-stage biopharma company that discovers and develops novel therapeutics to address serious unmet medical needs in patients with various forms of cancer. Constellation’s two lead product candidates, pelabresib (CPI-0610), a BET inhibitor, and CPI-0209, a second-generation EZH2 inhibitor, are in mid- to late-stage clinical development and have the broad therapeutic potential to offer meaningful benefits to patients with various hematologic and solid tumors. Pelabresib is showing tremendous promise and has the potential to become a first- and best-in-class BET inhibitor. The compound is currently in a phase 3 clinical trial for the treatment of myelofibrosis (MF), a cancer that results in the growth of abnormal cells in the bone marrow. In MF, healthy bone marrow is replaced by scar tissue (fibrosis), resulting in a lack of production of normal blood cells. Symptoms include anemia, increased infections, and an enlarged spleen. CPI-0209 is currently in phase 2 trial as an EZH2 inhibitor for the treatment of hematologic and solid tumors. Constellation’s pipeline includes other preclinical compounds.
Development of Tafasitamab
MorphoSys’ commercial activities are currently focused on Monjuvi® (tafasitamab-cxix) in the United States. Tafasitamab is a humanized monoclonal antibody directed against the CD19 antigen. CD19 is selectively expressed on the surface of B-cells, a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth, making CD19 a potential target structure for the treatment of B-cell malignancies.
On July 31, 2020, Monjuvi® in combination with lenalidomide received accelerated FDA approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). MorphoSys co-commercializes Monjuvi® with partner Incyte in the United States.
On August 26, 2021, Minjuvi® (tafasitamab) received conditional approval from the European Commission for use in combination with lenalidomide followed by monotherapy with Minjuvi® (tafasitamab), in adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
On August 17, 2021, MorphoSys announced that Incyte, its development and commercialization partner for tafasitamab, had entered into a collaboration and license agreement with a subsidiary of InnoCare for tafasitamab in Greater China. Under the terms of the agreement, InnoCare will receive the rights to develop and exclusively commercialize tafasitamab, in hematology-oncology in mainland China, Hong Kong, Macau and Taiwan. MorphoSys continues to be entitled to royalties on potential future net sales of tafasitamab in Greater China.

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Commercial Performance of Tafasitamab
During the third quarter of 2021, Monjuvi® sales grew to € 18.6 million (Q2 2021: € 14.9 million), driven primarily by demand. The nine months sales grew to € 46.4 million (9M 2020: € 4.4 million) in the US. MorphoSys and Incyte continue to see a high penetration in the community setting driving nearly 70% of the sales and are holding steady in the academic setting. Since launch, the Company, along with partner Incyte, has in aggregate received orders from more than 850 treatment sites. During the third quarter, over 500 accounts ordered with over 70% of those accounts representing repeat orders. The proportion of accounts that reordered has increased in Q3.
Regulatory Progress of Tafasitamab
On August 24, 2021, MorphoSys announced that Health Canada had granted a Notice of Compliance with conditions to Incyte, its development and commercialization partner for tafasitamab, for Minjuvi® (tafasitamab) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is marketed in Canada by Incyte under the brand name Minjuvi®.
On August 26, 2021, MorphoSys and Incyte announced that the European Commission has granted conditional approval for Minjuvi® (tafasitamab) for use in combination with lenalidomide followed by monotherapy with Minjuvi® (tafasitamab), in adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). This decision follows the positive opinion received by the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP), which recommended the conditional marketing authorization of Minjuvi in June 2021.
The European conditional approval is based on the results of the L-MIND study, which evaluated the safety and efficacy of tafasitamab in combination with lenalidomide for the treatment of patients with relapsed or refractory DLBCL who are not eligible for ASCT. Results showed an overall objective response rate (ORR) of 56.8% (primary endpoint), including a complete response rate of 39.5% and a partial response rate of 17.3% (according to the independent review committee). After a minimum follow-up period of 35 months, the median duration of response (mDOR) was 43.9 months (secondary endpoint). Tafasitamab in combination with lenalidomide has shown to produce a clinically meaningful response with manageable side effects. Warnings and precautions for tafasitamab include infusion-related reactions, myelosuppression (including neutropenia and thrombocytopenia), infections, and tumor lysis syndrome.
Incyte and MorphoSys share global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab is co-marketed by Incyte and MorphoSys in the U.S. under the trade name Monjuvi® and by Incyte in the EU and Canada under the trade name Minjuvi®.
Research and Development
MorphoSys’ research and development activities are currently focused on the following clinical candidates:
•Tafasitamab (MOR208, formerly XmAb5574) is a humanized monoclonal antibody directed against the CD19 antigen. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a potential target structure for the treatment of B-cell malignancies.
•Pelabresib (CPI-0610) is a BET inhibitor with an epigenetic mechanism of action to address serious unmet medical needs in patients with various forms of cancer, such as myelofibrosis.

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•Felzartamab (MOR202/TJ202) is a recombinant human monoclonal HuCAL-IgG1-antibody directed against a unique epitope of the target molecule CD38. CD38 is a surface antigen broadly expressed on malignant myeloma cells as well as on antibody-producing plasmablasts and plasma cells, the latter playing an important role in the pathogenesis of antibody-mediated autoimmune diseases.
•CPI0209 is a second-generation EZH2 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through extended on-target residence time. The compound has demonstrated more potent anti-tumor activity compared with first-generation EZH2 inhibitors in preclinical models of multiple cancer types. It does not induce its own metabolism, which has been an issue with other EZH2 inhibitors.
In addition to MorphoSys’ own pipeline, the following programs, among others, are being further developed by MorphoSys’ partners:
•Gantenerumab, an antibody targeting amyloid-beta, is being developed by MorphoSys’ partner Roche as a potential treatment for Alzheimer’s disease. As part of the agreement with Royalty Pharma, MorphoSys will retain 40% of future royalties on gantenerumab and will provide Royalty Pharma with 60% of future royalties.
•Otilimab (formerly MOR103/GSK3196165) is a fully human HuCAL-IgG1-antibody directed against granulocyte-monocyte colony-stimulating factor (GM-CSF). Due to its diverse functions in the immune system, GM-CSF can be considered a target for a broad range of anti-inflammatory therapies such as rheumatoid arthritis (RA). Otilimab was fully out licensed to GlaxoSmithKline (GSK) in 2013. As part of the agreement with Royalty Pharma, MorphoSys will retain 20% of future royalties on otilimab and will provide Royalty Pharma with 80% of future royalties and 100% of future milestone payments.
•MOR202/TJ202 (see above) is also being further developed by I-Mab Biopharma for China, Taiwan, Hong Kong and Macau where, if approved, it may also be commercialized.
•MOR210/TJ210 is a human antibody directed against C5aR, derived from MorphoSys’ HuCAL library. C5aR, the receptor of complement factor C5a, is being investigated as a potential new drug target in the fields of immuno-oncology and autoimmune diseases. In November 2018, MOR210/TJ210 was out-licensed to I-Mab for China and certain other countries in Asia.
•In addition to the programs listed above, MorphoSys and its partners are pursuing several programs in various stages of research and clinical development.
Proprietary Clinical Development
Studies of Tafasitamab
The clinical development of tafasitamab is focused on non-Hodgkin’s lymphoma (NHL). In DLBCL, MorphoSys aims to position tafasitamab as a backbone therapy for all patients suffering from DLBCL, regardless of treatment line or potential combination therapy. Treatment options for patients with r/r DLBCL who are not candidates for high-dose chemotherapy (HDC) and ASCT were limited prior to the U.S. approval of tafasitamab. Additionally, the firstMIND study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study, a pivotal phase 3 trial in first-line patients, which began in May 2021.
In June 2021, MorphoSys and Incyte announced new three-year follow-up data from the ongoing phase 2
L-MIND study of tafasitamab (Monjuvi®) in combination with lenalidomide in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). The new results, based on an October 30, 2020 data cut-off, build on previous findings showing durable responses and a consistent safety profile of tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy. A total of 80 out of 81 enrolled study patients receiving tafasitamab plus lenalidomide were included in the efficacy analysis at approximately three years follow-up (≥35 months). The long-term analysis, as assessed by an independent review committee (IRC), showed that patients treated with tafasitamab plus lenalidomide had an overall response rate (ORR) of 57.5%,

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including a complete response (CR) rate of 40%. Additionally, the median duration of response (DoR) was 43.9 months, with a median overall survival (OS) of 33.5 months and median progression free survival (PFS) of 11.6 months.
The phase 2/3 study, B-MIND, initiated in September 2016, is evaluating the safety and efficacy of administering tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to administering the anticancer drug rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for high-dose chemotherapy and autologous stem cell transplantation. The study has been in the phase 3 part since mid2017. MorphoSys expects top-line results from the study to be available in 2022.
In addition to the previously mentioned clinical development in r/r DLBCL, MorphoSys initiated a randomized phase 1b clinical trial in first-line therapy in patients with DLBCL (firstMIND) in late 2019. The study completed enrollment earlier than anticipated and is evaluating the safety (primary endpoint) and preliminary efficacy of tafasitamab or tafasitamab plus lenalidomide in combination with R-CHOP (the current standard of care) in patients with newly diagnosed DLBCL. This study paved the way for frontMIND, a pivotal phase 3 trial of tafasitamab in first-line DLBCL. The frontMIND study dosed the first patient on May 11, 2021 and plans to enroll up to 880 patients.
Incyte is responsible for the initiation of a combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in relapsed or refractory B-cell malignancies (topMIND) and to continue the pivotal phase 3 study (inMIND) in patients with relapsed or refractory follicular lymphoma (r/r FL) as well as in patients with relapsed or refractory marginal zone follicular lymphoma (r/r MZL). This global, randomized trial of approximately 600 patients has started in April 2021 and will compare the safety and efficacy of tafasitamab in combination with rituximab and lenalidomide to the safety and efficacy of rituximab in combination with lenalidomide.
In November 2020, MorphoSys and Incyte announced a clinical collaboration agreement with Xencor to evaluate the combination of tafasitamab, lenalidomide and plamotamab – a tumor-targeted bispecific antibody from Xencor, which has both a CD20-binding domain and a cytotoxic T-cell binding domain (CD3) – in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL and relapsed or refractory follicular lymphoma (FL). Under the agreement, the companies plan to initiate a phase 1/2 trial evaluating the combination of tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory DLBCL. The companies are also working on plans to evaluate this combination in relapsed or refractory FL and first-line DLBCL patients in multiple phase 1b trials. MorphoSys and Incyte will provide tafasitamab for the studies, which are sponsored and funded by Xencor and planned to be conducted in North America, Europe and the Asia-Pacific region.
Studies of Pelabresib
Pelabresib is in two clinical trials for the treatment of myelofibrosis (MF), a cancer that causes abnormal cells to grow in the bone marrow. In MF, healthy bone marrow is replaced by scar tissue (fibrosis), resulting in a lack of production of normal blood cells. Symptoms include anemia, increased infections, and an enlarged spleen.
MANIFEST, a global, multicenter, open-label phase 2 study in patients with myelofibrosis is testing pelabresib:
•as monotherapy in MF patients who are refractory to or intolerant of, and are no longer on, ruxolitinib (Arm 1);

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•as add-on to ruxolitinib in MF patients who have had a suboptimal response to ruxolitinib or have experienced disease progression (Arm 2);
•in combination with ruxolitinib in MF patients who are JAK-inhibitor-naïve (Arm 3);
•as monotherapy in patients with high-risk essential thrombocythemia who are intolerant of, or refractory to, hydroxyurea (Arm 4).
MANIFEST2, a global, double-blinded, randomized phase 3 clinical study is evaluating pelabresib in combination with ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary myelofibrosis or post-ET or post-PV myelofibrosis who have splenomegaly and symptoms requiring therapy. Since the acquisition, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures are also being taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites, as well as other measures.
Studies of Felzartamab
Felzartamab is currently being evaluated by MorphoSys in autoimmune diseases. In November 2017, MorphoSys entered into a regional license agreement with I-Mab for development in China, Hong Kong, Macau and Taiwan. I-Mab is currently pursuing development in multiple myeloma and systemic lupus erythematosus (SLE).
In October 2019, MorphoSys initiated a phase 1/2 trial for the treatment of anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys. The proof-of-concept study, called M-PLACE, is an open-label, multicenter study and will primarily evaluate the safety and tolerability of felzartamab. Secondary endpoints include the effect of felzartamab on serum antibodies to PLA2R and evaluation of the immunogenicity and pharmacokinetics of felzartamab; an exploratory objective is to determine clinical efficacy. In November 2020, the safety run-in phase of the study ended, and the further enrollment phase was opened. In February 2021, MorphoSys achieved the First Treated Patient milestone in the phase 2 New-PLACE study, which in coherence with M-PLACE, is designed to identify the optimal felzartamab dosing schedule for the treatment of patients with anti-PLA2R-positive membranous nephropathy.
Study of CPI-0209
Patient enrollment in a phase 1/2 clinical trial of CPI0209 is ongoing. The phase 1 portion of the trial was evaluating CPI0209 as a monotherapy in patients with advanced solid tumors. After determining the recommended phase 2 dose of 350 mg (oral, once-daily), patients are currently being dosed in the phase 2 expansion cohorts in selected tumor indications.
Clinical Development Through Partners
Studies of Gantenerumab
In June 2018, Roche initiated a new phase 3 development program for patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE 1 and GRADUATE 2 – which are expected to enroll more than 2,000 patients in up to 350 study centers in more than 30 countries worldwide. The two multicenter, randomized, double-blinded, placebo-controlled studies are investigating the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. The primary endpoint for both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating sum of boxes (CDR-SOB) score. Both studies have an estimated primary completion date in 2022. Patients receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection.

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Studies of Otilimab
Otilimab (MOR103/GSK3196165), a fully human HuCAL-IgG1 antibody directed against GM-CSF, was fully out-licensed to GSK in 2013. In mid2019, GSK announced the initiation of a phase 3 program in rheumatoid arthritis (RA) called ContRAst. The program includes three pivotal studies and a long-term extension study and is evaluating the antibody in patients with moderate to severe RA. GSK also initiated a clinical trial (OSCAR) in 2020 to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID 19-associated disease. GSK provided an update on October 27, 2021, that they would be strategically re-focusing efforts and would no longer further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients 70 years and older. The Phase 3-ContRAst program investigating otilimab for rheumatoid arthritis continues as planned with pivotal data anticipated by the end of 2022.
Studies of Felzartamab (MOR202/TJ202)
In November of 2017, MorphoSys and I-Mab signed a regional license agreement for the development and commercialization of MOR202/TJ202 in China, Hong Kong, Taiwan and Macau. Under this agreement, I-Mab received exclusive rights in the agreed regions.
On April 27, 2020, MorphoSys and I-Mab announced the dosing of the first patient in a phase 3 clinical study in mainland China to evaluate MOR202/TJ202 in combination with lenalidomide plus dexamethasone in patients with relapsed or refractory multiple myeloma (r/r MM). The study (NCT03952091) is a randomized, open-label, controlled, multicenter study to evaluate the efficacy and safety of the combination of MOR202/TJ202, lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who have received at least one prior line of treatment. This multicenter study was already initiated at study centers in Taiwan in April 2019 and then later expanded to mainland China. Patient enrollment for this study will soon be completed. I-Mab is also investigating MOR202/TJ202 as a third-line therapy in patients with r/r MM in a phase 2 trial initiated in March 2019. I-Mab plans to submit a Biological License Application (BLA) for MOR202/TJ202 in Q4 2021. Both studies are considered pivotal in the region. In the case of an approval, MorphoSys is entitled to tiered, double digit royalties on net sales of MOR202/TJ202 from I-Mab.
On June 25, 2021, I-Mab announced that the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) had approved the Investigational New Drug (IND) application to initiate a phase 1b study with MOR202/TJ202, in patients with systemic lupus erythematosus (SLE). This new phase 1b study with MOR202/TJ202 is a multicenter study to evaluate safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) in patients with SLE in China.
Study of MOR210/TJ210
In November 2018, MorphoSys announced that it had entered into an exclusive strategic collaboration and regional license agreement with I-Mab for exclusive rights to develop and commercialize MOR210/TJ210 in China, Hong Kong, Macau, Taiwan and South Korea.
On January 25, 2021, MorphoSys and I-Mab announced the dosing of the first patient in the United States in a phase 1 dose-finding study evaluating the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of MOR210/TJ210 as monotherapy in patients with relapsed or refractory advanced solid tumors. The phase 1 clinical trial is an open-label, multiple dose-group, dose-finding study in multiple centers across the U.S.

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COVID-19 Pandemic
MorphoSys continuously monitors the development of the global COVID-19 pandemic and the emergence of any new virus variants and decides on a case-by-case basis on the necessary course of action and measures to ensure the safety of employees and patients.
Human Resources
As of September 30, 2021, the MorphoSys Group, including Constellation Pharmaceuticals, had 771 employees (December 31, 2020: 615). In the first nine months of 2021, the MorphoSys Group employed an average of 646 people (9M 2020: 555).

Financial Analysis
By virtue of MorphoSys’ business model, the COVID19 pandemic has had a limited impact on MorphoSys’ net assets and financial position in the first nine months of 2021. The COVID19 pandemic, however, has had a negative impact on the results of operations especially in the first half of 2021, specifically on lower than expected sales of Monjuvi®. In addition, the adherence to the time schedule of the clinical studies was associated with higher expenses. There have been no material asset impairments that have been recognized in connection with COVID19.
MorphoSys reports the key financial figures – revenues, operating expenses and percentage of research and development expenses included therein – relevant for internal management purposes in interim statements. Their presentation is supplemented accordingly if other areas of the income statement or balance sheet during the quarter are affected by material business transactions.
As of the first quarter of 2021, MorphoSys no longer presents the previous segment information for the Proprietary Development and Partnered Discovery segments as part of the regular internal reporting to the Management Board as the Company’s chief operating decision-maker. Internal reporting focuses exclusively on the key value drivers of future revenues from product sales, further market approvals for tafasitamab, and Group royalties. The previous segment reporting was published for the last time for external purposes as of December 31, 2020. Reporting now comprises only the consolidated statement of profit or loss and no longer includes separate segment reporting. The acquisition of Constellation has no impact on this assessment.
Revenues
Group revenues amounted to € 126.7 million (9M 2020: € 291.7 million). The decrease in revenues was primarily due to a one-time revenue from license fees realized in prior year under the collaboration and license agreement with Incyte signed in 2020. Group revenues included revenues of € 46.4 million (9M 2020: € 4.4 million) from the recognition of Monjuvi® product sales in the US.
Success-based payments including royalties accounted for 48% or € 60.2 million (9M 2020: 12% or € 34.7 million) of total revenues. On a regional basis, MorphoSys generated 83%, or € 105.1 million, of its

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commercial revenues from product sales and with biotechnology and pharmaceutical companies or non-profit entities in North America and 17%, or € 21.6 million, from customers primarily located in Europe and Asia. For the same period in the prior year, these percentages were 98% and 2%, respectively. 59% of Group revenues were generated with customers Janssen, Incyte and GSK (9M 2020: more than 97% with Incyte, Janssen and I-Mab BioPharma).
The following overview shows the timing of the fulfillment of performance obligations.

in 000' €	2021	2020

At a Point in Time thereof performance obligations fulfilled in previous periods: € 60.1 million in 2021, € 33.9 million in 2020	126,636	290,904
Over Time	32	750
Total	126,668	291,654

Cost of Sales
Cost of sales in the first nine months of 2021 amounted to € 22.7 million (9M 2020: € income of 0.2 million) and consisted primarily of expenses related to services provided for the transfer of projects to customers as well as acquisition and production costs of inventories recognized as an expense, mainly for Monjuvi®. In 2020, the impairment to net realizable value of zero on the antibody material (tafasitamab) derived from fermenter runs recognized in prior periods was reversed due to the market approval of tafasitamab. This could now be utilized for commercialization and therefore represented inventory and resulted in income. This reversal of impairment was recognized in cost of sales and overcompensated for the expenses incurred in the first nine months of financial year 2020, which is the reason the total amount of the cost of sales showed an income.
Operating Expenses
Research and Development Expenses
Research and development expenses amounted to € 138.2 million in the first nine months of 2021 (9M 2020: € 86.6 million). Expenses in this area consist primarily of expenses for external laboratory services of € 66.3 million (9M 2020: € 31.4 million), personnel expenses of € 45.0 million (9M 2020: € 23.6 million) and expenses for the amortization of intangible assets of € 4.6 million (9M 2020: € 17.1 million). The increase in research and development expenses is primarily driven by higher clinical development activity and the inclusion of expenses from the acquisition of Constellation since July 15, 2021. In 2020, expenses for intangible assets included a total of € 13.7 million in impairment losses related to the in-process MOR107 research and development program, as well as to a license. In the first nine months of 2021, research and development expenses represented 48% of total operating expenses (9M 2020: 44%).
Selling Expenses
Selling expenses amounted to € 89.0 million in the first nine months of 2021 (9M 2020: € 75.0 million). This item consisted mainly of personnel expenses of € 47.6 million (9M 2020: € 36.4 million) and expenses for external services of € 36.6 million (9M 2020: € 35.6 million). Selling expenses also included all expenses for services provided by Incyte as part of the joint U.S. sales activities for Monjuvi®. Selling expenses in the first

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nine months of 2020 included preparatory activities before the sales launch and commercialization activities for Monjuvi® since the market approval at the end of July 2020, which resulted in a ramp up of expenses for both companies in 2020. The commercialization activities for Monjuvi® in 2021 resulted in higher selling expenses than during the ramp up of activities in 2020.
General and Administrative Expenses
Compared to the same period of the previous year, general and administrative expenses increased to € 60.1 million (9M 2020: € 37.2 million). This item consisted primarily of personnel expenses of € 26.9 million (9M 2020: € 23.4 million) and expenses for external services of € 26.6 million (9M 2020: € 9.6 million). The expenses for external services in 2021 included transaction-related costs in the context of the acquisition of Constellation and the closing of related agreements with Royalty Pharma in the amount of € 19.2 million.
Other Income/Other Expenses/
Finance Income/Finance Expenses
Other income amounted to € 4.8 million in the first nine months of 2021 (9M 2020: € 11.6 million) and resulted mainly from € 4.4 million (9M 2020: € 11.2 million) in foreign exchange gains from operations.
Other expenses amounted to € 4.6 million in the first nine months of 2021 (9M 2020: € 2.9 million) and resulted mainly from € 4.3 million (9M 2020: € 2.7 million) in foreign exchange losses from operations.
Finance income amounted to € 99.3 million in the first nine months of 2021 (9M 2020: € 60.5 million) and included a total of € 83.4 million (9M 2020: € 55.3 million) from the valuation of financial assets and liabilities from collaborations. This included effects from the differences between actual figures and planning assumptions, currency translation of the financial assets and fair value measurement of the financial assets. Also included was finance income from the investment of cash and investments and related foreign currency translation gains of € 15.9 million (9M 2020: € 4.8 million).
Finance expenses amounted to € 92.4 million in the first nine months of 2021 (9M 2020: € 101.9 million) and were mainly characterized by the effects of financial liabilities from collaborations of € 43.7 million (9M 2020: € 67.2 million) and financial liabilities from future payments to Royalty Pharma of € 31.9 million (9M 2020: € 0), specifically from the application of the effective interest method, effects from the differences between planning assumptions and actual figures and the foreign currency valuation. Also included are finance expenses from the investment of cash and investments and related foreign currency translation losses of € 3.3 million (9M 2020: € 26.7 million). Furthermore, losses from financial derivatives of € 3.6 million (9M 2020: € 7.1 million) as well as interest expenses from the convertible bond in the amount of € 9.0 million (9M 2020: € 0 million) were recognized.
Income Taxes
In the first nine months of the 2021 reporting year, the Group recorded total tax benefits of € 42.2 million (9M 2020: benefits of € 55.2 million). This amount consisted mainly of deferred tax income of € 33.0 million (9M 2020: deferred tax income of € 144.1 million) on temporary differences and income of € 9.2 million (9M 2020: € 0) from the recognition of deferred taxes on losses for the current period. Deferred taxes on

MorphoSys - III/2021

14	Group Interim Report

temporary differences and tax loss carryforwards were capitalized in full due to the positive medium- to long-term business expectations of MorphoSys AG and MorphoSys US Inc. This assessment has not changed since the completion of the Constellation acquisition and the financing partnership with Royalty Pharma. The preliminary purchase price allocation included deferred tax assets at Constellation level having been recognized on temporary differences as well as on useable tax loss carryforwards, because the offsetting deferred tax liabilities on acquired in-process R&D programs are covering the realization.
Cash and Investments
As of September 30, 2021, the Group had cash and investments, previously referred to as liquidity, of € 1,130.9 million, compared to € 1,244.0 million as of December 31, 2020. The decrease in cash and investments resulted mainly from the use of cash for operating activities in the first nine months of 2021 and from the financing of the Constellation acquisition. The acquisition of Constellation in the amount of € 1,384.7 million was mainly financed by cash inflows from Royalty Pharma in the amount of € 1,206.7 million.
Cash and investments are the sum of the balance sheet items “Cash and cash equivalents,” “Financial assets at fair value through profit or loss” and current and non-current “Other financial assets at amortized cost.”
Structural Changes to the Consolidated Statement of Profit or Loss
The change in the Company’s internal management and corresponding financial guidance for the 2021 financial year also prompted changes in the presentation of the consolidated statement of profit or loss. The following changes were implemented for the first time with the reporting on the first nine months of 2021:
•Introduction of the item “Gross Profit” on the statement of profit or loss as the difference between revenues and cost of sales.
•“Operating Expenses” include research and development, as well as selling, general and administrative expenses. In this context, total operating expenses for the first nine months of 2020 were adjusted by € 0.2 million as the cost of sales is no longer included in this sum line item in order to provide comparable prior year information.
•The item “Earnings before Interest and Taxes” (EBIT) on the statement of profit or loss has been discontinued.
•Introduction of the item “Operating Profit (+) / Loss (-)” on the statement of profit or loss as the difference between the statement’s items “Gross Profit” and “Operating Expenses.”
The prior year’s presentation of the figures has been adjusted accordingly in order to provide comparable information for the previous year.

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Group Interim Report	15

Other Business Transactions Relevant for Financial Reporting
Starting with the first quarter of 2021, certain development costs related to tafasitamab and Monjuvi® have been capitalized as internally generated intangible assets for the first time, as the recognition criteria as stated in MorphoSys’ Annual Report 2020 in Section 2.8.8 are met. They are shown as the balance sheet item “Internally Generated Intangible Assets.” The development of these assets is currently not yet completed and therefore, they are not yet subject to amortization. Until the development activities are completed, the capitalized assets will undergo an annual impairment test.
By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleges breach of contract and claims damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time, this is now disputed and a significantly longer patent term is assumed. Taking into account the associated legal and consulting costs, the potential amount in dispute in the proceedings is in the low double-digit million range and also includes a currently unspecified share of royalty income. A decision by the arbitration court is expected in the fourth quarter 2022. Based on the current assessment of the facts, MorphoSys believes that the arguments presented are unfounded and that the arbitration will likely be decided in MorphoSys’ favor. There was no arbitration decision and no other new developments in the third quarter of 2021.
In the context of the acquisition of Constellation and the closing of the related agreements with Royalty Pharma (New York, New York, USA) („Royalty Pharma“) and Royalty Pharma USA („Royalty Pharma USA“), which both became effective on July 15, 2021, directly attributable transaction costs in the amount of € 20.1 million were incurred until September 30, 2021. Of these, € 19.2 million had been expensed and € 0.9 million were deducted from equity or liability items.
On July 15, 2021, MorphoSys announced the completion of the acquisition of the shares of Constellation on that day. This transaction had a variety of objectives, including strengthening the position in hematology-oncology and expanding research and development capabilities. As a result, the following contractual arrangements have taken effect. In addition, the accounting implications of these agreements are presented:
•The cash tender offer to acquire all outstanding shares of Constellation for US$ 34.00 per share (equivalent to € 28.79) expired at the end of July 14, 2021. A total of 42,811,957 shares with a total value of US$ 1,455,606,538 (equivalent to € 1,232,624,725) were acquired under this offer by MorphoSys Development Inc. (Dover, Delaware, USA). This represented about 89% of Constellation’s total outstanding 48,094,531 shares. The shares of the about 11% remaining shareholders were also acquired after the merger in the context of an automatic squeeze-out procedure on July 15, 2021, at the same price per share in the amount of US$ 34.00 (equivalent to € 28.79).
•After the acquisition, Constellation was merged into MorphoSys Development Inc., which was incorporated as a wholly owned subsidiary of MorphoSys US Inc. on May 28, 2021, in accordance with the merger agreement. As a result of the merger, Constellation and its sole subsidiary Constellation Securities Corp. (Cambridge, Massachusetts, USA) are a direct and an indirect wholly owned subsidiary of MorphoSys US Inc. respectively and are included in the scope of consolidation of MorphoSys AG as of July 15, 2021. MorphoSys AG thus indirectly holds a 100% interest in Constellation.
The acquisition date for accounting purposes is July 15, 2021, from which date Constellation and its sole subsidiary Constellation Securities Corp. have been fully consolidated into the MorphoSys Group.

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16	Group Interim Report

In accordance with IFRS 3, the business combination is accounted for using the acquisition method, i.e., the identifiable assets acquired and liabilities assumed are measured at fair value at the acquisition date. The positive difference between the cost of the business combination and the assets, liabilities and contingent liabilities identified in the acquisition is recognized separately as goodwill and allocated to the relevant cash-generating unit.
The valuation in connection with the allocation of the transaction price to the acquired assets and liabilities is based only on a preliminary assessment of the fair values. At the time of completion of this interim statement, the necessary market valuations and other calculations had not yet been fully completed and were therefore only determined provisionally on the basis of best estimates.
From the transaction price of US$ 1,635.2 million (equivalent to €1,384.7 million), US$ 818.1 million (equivalent to € 717.0 million) is allocated to the acquired intangible assets and US$ 659.2 million (equivalent to € 571.0 million) to goodwill.
The goodwill is attributable to the preclinical programs and intellectual property of Constellation and to the expertise of the acquired workforce. Goodwill is not expected to be deductible for income tax purposes.
The valuations associated with the business combination are finally considered within one year after the acquisition date at the latest.
The acquisition of Constellation was financed with the cash inflows received from Royalty Pharma in the amount of US$ 1.425 billion (equivalent to € 1.207 billion) as well as with cash and investments from MorphoSys and Constellation.
•The acquisition of Constellation also triggered the effectiveness of the royalty purchase agreement and the revenue participation agreement with Royalty Pharma on July 15, 2021. In accordance with these agreements, Royalty Pharma made non-refundable payments of US$ 1.3 billion (equivalent to € 1.1 billion) to MorphoSys and US$ 125.0 million (equivalent to € 105.9 million) to Constellation.
In return, MorphoSys has agreed in the royalty purchase agreement to pass on the following to Royalty Pharma: 100% of MorphoSys’ entitlement since April 1, 2021, for royalties from net sales of Tremfya from Janssen, 80% of future royalties as well as 100% of the future milestone payments for otilimab from GSK and 60% of future royalties for gantenerumab from Roche. Constellation will pass on 3% of future net sales of clinical-stage compounds pelabresib and CPI0209 to Royalty Pharma based on the revenue participation agreement. These obligations resulted in financial liabilities from future payments to Royalty Pharma on July 15, 2021, in the amount of US$ 1.4 billion (equivalent to € 1.2 billion), which will be recognized at amortized cost. The measurement was initially at fair value and subsequently based on the effective interest method.
In addition, Royalty Pharma agreed in the equity purchase agreement to acquire shares in MorphoSys for an amount of up to US$ 100.0 million (€ 84.7 million), or a maximum of 3,289,004 shares. For this reason, MorphoSys executed a capital increase from Authorized Capital 2021-II on July 16, 2021, by resolution of the Management Board and the Supervisory Board. The capital increase resulted in 1,337,552 newly created shares (nominal value of € 1,337,552) to be traded on the Frankfurt Stock Exchange. The shares were entered into the commercial register on July 29, 2021, at which time the capital increase became effective. The proceeds from the capital increase amounted to € 84.7 million, equal to € 63.35 per share.
•On July 15, 2021, the development funding bond agreement with Royalty Pharma USA became effective. Under the terms of this agreement, MorphoSys must draw at least US$ 150.0 million (equivalent to € 127.0 million) and can draw down a maximum of US$ 350.0 million (equivalent to € 296.4 million) within one year. Repayment will be made at 2.2 times the amount drawn according to a fixed payment schedule within ten years and nine months after the first drawdown without any repayment in the first two years after a drawdown. To date, no partial amount of the bond has been called.

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Group Interim Report	17

Subsequent Events
On October 1, 2021, MorphoSys issued a further cash-settled share-based compensation program (performance share unit program - PSU program) for certain employees of the Company (beneficiaries). In addition, as of October 1, 2021, a new restricted stock unit plan (RSUP October 2021) was established for certain employees of MorphoSys US Inc. (beneficiaries). In addition, a stock option plan (SOP Constellation October 2021) for certain employees of Constellation (beneficiaries) was issued as of October 1, 2021.
On October 8, 2021, MorphoSys’ licensing partner Roche received Breakthrough Therapy Designation by the U.S. Food and Drug Administration (FDA) for gantenerumab, an anti-amyloid beta antibody developed for subcutaneous administration, for the treatment of people living with Alzheimer’s disease (AD). This designation is based on data showing that gantenerumab significantly reduced brain amyloid plaque, a pathological hallmark of AD, in the ongoing SCarlet RoAD and Marguerite RoAD open-label extension trials, as well as other studies.
On October 20, 2021, MorphoSys announced that the first patient has been dosed in the Phase 2 IGNAZ clinical trial evaluating felzartamab for patients with Immunoglobulin A Nephropathy (IgAN). IgAN, also known as Berger’s disease, is a chronic and debilitating autoimmune disease affecting the kidneys and the most common glomerular disease worldwide. This multi-center, randomized, double-blind, parallel-group, placebo-controlled trial will enroll approximately 48 patients and is designed to assess the efficacy, safety and pharmacokinetic/pharmacodynamic of felzartamab in patients with IgAN.
On November 4, 2021, MorphoSys announced the presentation of interim results from M-PLACE, the ongoing Phase 1b/2a, proof of concept study with felzartamab at the 2021 Annual Meeting of the American Society of Nephrology (ASN). The presented data show that Felzartamab has the potential to rapidly and substantially reduce anti-PLA2R antibody titers in patients with anti-PLA2R-positive membranous nephropathy.
On November 4, 2021, MorphoSys announced that new data on tafasitamab and pelabresib will be presented during the American Society of Hematology (ASH) Annual Meeting from December 11-14, 2021. Ten abstracts were accepted, including two oral presentations on the MANIFEST and RE-MIND2 clinical studies.
On November 9, 2021, MorphoSys announced that Roland Wandeler, Ph.D., has decided to step down from his position as Chief Operating Officer (COO) and member of the MorphoSys Management Board effective December 31, 2021, to pursue other opportunities. Following Dr. Wandeler's departure, the commercial organization led by Joe Horvat, U.S. General Manager, will report directly to the Chief Executive Officer, Jean-Paul Kress, M.D.
No other reportable events occurred.

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18	Group Interim Report

Financial Guidance
On November 10, 2021, MorphoSys confirmed its financial guidance for the 2021 financial year originally provided on July 26, 2021. Group revenues are expected to be in the range of € 155 million to € 180 million for the 2021 financial year. The guidance excludes any royalties from the approval of tafasitamab outside of the U.S., as well as significant milestones from development partners and/or licensing partnerships other than those that were already recorded in the first nine months of 2021. The guidance is subject to a number of uncertainties, including potential fluctuations in the first full year of Monjuvi®’s launch, the limited visibility MorphoSys has with respect to the Tremfya royalties, as well as the ongoing COVID-19 pandemic and its potential further impact on our business as well as that of our partners.
Group operating expenses, which are comprised of research and development, selling as well as general and administrative expenses, are expected to be in the range of € 435 million to € 465 million, which include expenses for Constellation starting July 15, 2021. The range of Group operating expenses also includes one-time transaction costs of € 36 million related to the agreements with Constellation and Royalty Pharma. Research and development expenses are expected to comprise 52% to 57% of Group operating expenses, excluding the one-time transaction-related costs.
The statements in the 2020 Annual Report on pages 8891 concerning the strategic outlook, the expected business and human resource developments, future research and development, and the dividend policy continue to apply.

MorphoSys – III/2021

Group Interim Report	19

Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Q3 2021	Q3 2020 [1]	9M 2021	9M 2020 [1]

Revenues	41,244,746	21,997,678	126,668,355	291,654,405
Cost of Sales	(7,482,218)	(3,725,036)	(22,666,511)	243,290
Gross Profit	33,762,528	18,272,642	104,001,844	291,897,695
Operating Expenses
Research and Development	(64,374,880)	(34,177,265)	(138,198,796)	(86,606,237)
Selling	(32,373,724)	(32,863,268)	(89,000,772)	(74,969,699)
General and Administrative	(19,373,224)	(13,262,845)	(60,124,309)	(37,203,362)
Total Operating Expenses	(116,121,828)	(80,303,378)	(287,323,877)	(198,779,298)
Operating Profit / (Loss)	(82,359,300)	(62,030,736)	(183,322,033)	93,118,397
Other Income	1,969,685	1,668,075	4,808,153	11,637,549
Other Expenses	(1,212,240)	(1,308,759)	(4,621,373)	(2,938,730)
Finance Income	(17,002,288)	32,389,493	99,306,578	60,460,949
Finance Expenses	(55,666,099)	(67,574,320)	(92,429,802)	(101,937,834)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	265,000	(361,000)	550,000	(1,133,000)
Income Tax Benefit	41,233,269	31,872,492	42,222,480	55,208,772
Consolidated Net Profit / (Loss)	(112,771,973)	(65,344,755)	(133,485,997)	114,416,103
Earnings per Share, Basic and Diluted	(3.30)	(2.00)	(4.03)	-
Earnings per Share, Basic	-	-	-	3.53
Earnings per Share, diluted	-	-	-	3.51
Shares Used in Computing Earnings per Share, Basic and Diluted	34,133,239	32,722,875	33,151,858	-
Shares Used in Computing Earnings per Share, Basic	-	-	-	32,448,136
Shares Used in Computing Earnings per Share, Diluted	-	-	-	32,580,864

1 The consolidated statement of profit or loss has been adjusted to present comparable information for the previous year. For details we refer to the section "Structural Changes to the Consolidated Statement of Profit or Loss".

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20	Group Interim Report

Consolidated Balance Sheet
(IFRS) – (unaudited)

in €	09/30/2021	12/31/2020

ASSETS
Current Assets
Cash and Cash Equivalents	249,767,354	109,794,680
Financial Assets at Fair Value through Profit or Loss	127,201,849	287,937,972
Other Financial Assets at Amortized Cost	753,950,341	649,713,342
Accounts Receivable	77,043,968	83,354,276
Financial Assets from Collaborations	24,273,565	42,870,499
Income Tax Receivables	587,899	401,826
Other Receivables	4,436,606	2,159,475
Inventories, Net	13,269,197	9,962,657
Prepaid Expenses and Other Current Assets	44,227,778	20,621,493
Total Current Assets	1,294,758,557	1,206,816,220
Non-current Assets
Property, Plant and Equipment, Net	8,650,641	6,323,753
Right-of-Use Assets, Net	43,265,559	44,417,767
Patents, Net	2,010,351	1,937,856
Licenses, Net	11,095,891	11,835,619
Licenses for Marketed Products	53,751,952	55,485,886
In-process R&D Programs	717,007,354	0
Internally Generated Intangible Assets	3,912,690	0
Software, Net	127,727	115,788
Goodwill	570,958,679	1,619,233
Other Financial Assets at Amortized Cost, Net of Current Portion	0	196,587,542
Deferred Tax Asset	165,414,401	132,806,097
Prepaid Expenses and Other Assets, Net of Current Portion	12,989,951	1,567,259
Total Non-current Assets	1,589,185,196	452,696,800
Total Assets	2,883,943,753	1,659,513,020

MorphoSys – III/2021

Group Interim Report	21

in €	09/30/2021	12/31/2020

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable and Accruals	168,398,726	128,554,203
Current Portion of Lease Liabilities	3,162,322	3,055,608
Tax Liabilities	63,862,330	65,727,675
Other Provisions	4,122,359	0
Current Portion of Contract Liability	264,361	2,543,903
Current Portion of Convertible Bond	929,366	422,945
Current Portion of Financial Liabilities from Collaborations	173,799	154,895
Current Portion of Financial Liabilities from Future Payments to Royalty Pharma	18,209,947	0
Total Current Liabilities	259,123,210	200,459,229
Non-current Liabilities
Lease Liabilities, Net of Current Portion	39,965,740	41,963,794
Other Provisions, Net of Current Portion	1,524,217	1,527,756
Contract Liability, Net of Current Portion	43,097	71,829
Deferred Tax Liability	23,858,389	5,057,465
Convertible Bond, Net of Current Portion	280,217,937	272,759,970
Financial Liabilities from Collaborations, Net of Current Portion	489,560,744	516,350,960
Financial Liabilities from Future Payments to Royalty Pharma, Net of Current Portion	1,192,400,421	0
Total Non-current Liabilities	2,027,570,545	837,731,774
Total Liabilities	2,286,693,755	1,038,191,003

Stockholders' Equity
Common Stock	34,231,943	32,890,046
Ordinary Shares Issued (34,231,943 and 32,890,046 for 2021 and 2020, respectively)
Ordinary Shares Outstanding (34,141,025 and 32,739,327 for 2021 and 2020, respectively)
Treasury Stock (150,719 and 90,918 shares for 2021 and 2020, respectively), at Cost	(3,372,011)	(4,868,744)
Additional Paid-in Capital	832,584,439	748,978,506
Other Comprehensive Income Reserve	25,180,834	2,211,419
Accumulated Deficit	(291,375,207)	(157,889,210)
Total Stockholders' Equity	597,249,998	621,322,017
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	2,883,943,753	1,659,513,020

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22	Group Interim Report

Consolidated Statement of Changes in Stockholder’s Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of January 1, 2020	31,957,958	31,957,958
Capital Increase, Net of Issuance Cost	907,441	907,441
Compensation Related to the Grant of Stock Options and Performance Shares	0	0
Exercise of Convertible Bonds Issued	24,647	24,647
Transfer of Treasury Stock for Long-Term Incentive Programs	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income	0	0
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Profit	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2020	32,890,046	32,890,046
Balance as of January 1, 2021	32,890,046	32,890,046
Capital Increase, Net of Issuance Cost	1,337,552	1,337,552
Compensation Related to the Grant of Stock Options and Performance Shares	0	0
Exercise of Stock Options Issued	4,345	4,345
Transfer of Treasury Stock for Long-Term Incentive Programs	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2021	34,231,943	34,231,943

MorphoSys – III/2021

Group Interim Report	23

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity
Shares	€	€	€	€	€

225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772
0	0	79,590,657	0	0	80,498,098
0	0	5,742,316	0	0	5,742,316
0	0	760,976	0	0	785,623
(75,081)	2,774,994	(2,774,994)	0	0	0

0	0	0	(1,531,284)	0	(1,531,284)
0	0	0	3,425,865	0	3,425,865
0	0	0	0	114,416,103	114,416,103
0	0	0	1,894,581	114,416,103	116,310,684
150,719	(5,582,256)	711,495,523	598,863	(141,363,683)	598,038,493
131,414	(4,868,744)	748,978,506	2,211,419	(157,889,210)	621,322,017
0	0	83,321,053	0	0	84,658,605
0	0	1,544,724	0	0	1,544,724
0	0	236,889	0	0	241,234
(40,496)	1,496,733	(1,496,733)	0	0	0

0	0	0	22,969,415	0	22,969,415
0	0	0	0	(133,485,997)	(133,485,997)
0	0	0	22,969,415	(133,485,997)	(110,516,582)
90,918	(3,372,011)	832,584,439	25,180,834	(291,375,207)	597,249,998

MorphoSys - III/2021

24	Group Interim Report

Consolidated Statement of Cash Flows (IFRS) – (unaudited)

9M (in €)	2021	2020

Operating Activities:
Consolidated Net Profit / (Loss)	(133,485,997)	114,416,103
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	2,943,254	14,567,453
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	7,353,504	5,585,403
Net (Gain) / Loss of Financial Assets at Fair Value through Profit or Loss	(615,689)	10,364,313
Net (Gain) / Loss of Financial Assets at Amortized Cost	(2,761,125)	5,446,611
(Income) from Reversals of Impairments / Impairments on Financial Assets	(550,000)	1,133,000
Net (Gain) / Loss on Derivative Financial Instruments	3,567,359	6,737,540
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	(39,694,720)	11,897,822
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	2,572,701	0
Non Cash Effective Change of Financial Liabilities at Amortized Cost	8,980,100	0
(Income) from Reversals of Impairments on Inventories	0	(15,509,559)
Recognition of Contract Liability	(2,307,468)	(10,352,652)
Share-based Payment	1,393,910	6,978,450
Income Tax (Benefit)	(42,222,480)	(55,208,772)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(7,694,232)	(16,669,867)
Inventories, Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	(29,112,944)	(6,560,047)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Other Provisions	(106,403,213)	18,936,305
Other Liabilities	0	110,408
Contract Liability	(806)	12,827,280
Income Taxes Paid	(1,310,851)	(248,663)
Net Cash Provided by / (Used in) Operating Activities	(323,960,233)	104,451,128

MorphoSys – III/2021

Group Interim Report	25

9M (in €)	2021	2020

Investing Activities:
Cash Payments to Acquire Financial Assets at Fair Value through Profit or Loss	0	(416,171,386)
Cash Receipts from Sales of Financial Assets at Fair Value through Profit or Loss	280,425,408	153,114,638
Cash Payments to Acquire Other Financial Assets at Amortized Cost	(1,535,966,595)	(719,729,925)
Cash Receipts from Sales of Other Financial Assets at Amortized Cost	1,630,153,039	355,285,181
Cash Receipts from (+) / Cash Payments for (-) Derivative Financial Instruments	0	(6,341,274)
Acquisitions, Net of Cash Acquired	(1,208,571,567)	0
Cash Payments to Acquire Property, Plant and Equipment	(2,520,245)	(3,827,639)
Cash Payments to Acquire Intangible Assets and for Internally Generated Intangible Assets	(14,567,940)	(32,794,440)
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income	0	4,332,080
Interest Received	966,904	1,031,078
Net Cash Provided by / (Used in) Investing Activities	(850,080,996)	(665,101,687)

Financing Activities:
Cash Proceeds from Issuing Shares	84,731,378	80,598,468
Cash Payments for Costs from Issuing Shares	(71,417)	(100,370)
Cash Proceeds in Connection with Stock Options (2021 and Convertible Bonds (2020	241,234	773,300
Cash Receipts from Financing from Collaborations	31,520,343	498,816,833
Cash Receipts from Contracts for Future Payments to Royalty Pharma	1,205,829,548	0
Cash Payments for Principal Elements of Lease Payments	(2,333,086)	(2,244,882)
Interest Paid	(2,918,551)	(1,022,237)
Net Cash Provided by / (Used in) Financing Activities	1,316,999,449	576,821,112
Effect of Exchange Rate Differences on Cash	(2,985,546)	3,828,841
Increase / (Decrease) in Cash and Cash Equivalents	139,972,674	19,999,393
Cash and Cash Equivalents at the Beginning of the Period	109,794,680	44,314,050
Cash and Cash Equivalents at the End of the Period	249,767,354	64,313,443

MorphoSys - III/2021

26	Group Interim Report

MorphoSys – III/2021

Group Interim Report

Imprint

MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.:     +4989899270
Fax:    +498989927222
Email:    info@morphosys.com
Website:    www.morphosys.com

Investor Relations
Tel.:     +498989927404
Fax:    +4989899275404
Email:    investors@morphosys.com

Published on November 10, 2021
This quarterly statement is also available in German and can be downloaded from the Company’s website (PDF). For better readability, this report uses the masculine form only but refers equally to all genders.

Translation
Klusmann Communications, Niedernhausen
Produced in-house using firesys

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, Ylanthia®, 100 billion high potentials®, Slonomics®, CyCAT® and Monjuvi®/Minjuvi® are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys - III/2021

28	Group Interim Report

MorphoSys – III/2021

Financial Calendar 2021

March 15, 2021	Publication of 2020 Year-End Results
May 5, 2021	Publication of 2021 First Quarter Interim Statement
May 19, 2021	2021 Annual General Meeting
July 28, 2021	Publication of 2021 Half-Year Report
November 10, 2021	Publication of 2021 Third Quarter Interim Statement

MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.: +498989927-0
Fax: +498989927-222
www.morphosys.com